Mail Stop 6010

November 8, 2007

Scott Garrett, President and Chief Executive Officer
Beckman Coulter Inc.
4300 N. Harbor Boulevard
Fullerton, California 92834

<u>Via U S Mail and FAX [(714) 773-8543]</u>

      Re: **Beckman Coulter Inc.**
                    Form 10-K for the fiscal year ended December 31, 2006
                    Forms 10-Q for fiscal 2007
                    File No. 1-10109

Dear Mr. Garrett:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, starting on page 25

Results of Operations, page 33

Revenue by Geography, page 34

1.   We see that a significant portion of your revenues are derived from outside of the United States. With respect to that revenue you have presented only generalized information about percentage movements. In future filings, please provide disclosure that more clearly describes and quantifies the contributions to revenue from individual regions outside of the United States, and where significant, individual countries. Also describe reasons for changes in revenues attributed to those regions or individual countries, where significant.

Financial Statements

Note 1 Nature of Business and Significant Accounting Policies, starting on page 52

Revenue Recognition, page 54

2.   We read in the MD&A Overview on page 33 that you have shifted your leasing agreements from sales-type leases to operating-type leases. Please explain to us specifically how you altered leasing arrangements so that operating lease accounting is now appropriate.

3.   Please expand future filings to include each of the disclosures from paragraph 23b to SFAS 13. If you believe those disclosures are not required, please explain.

4.   With respect to the cost of equipment on or held for operating leases, please tell us how your presentation for cash flow statement purposes considers the guidance from paragraph 24 to SFAS 95.

Note 17 Business Segment Information, page 85

5.   We see that you report revenues under four product areas. Please tell us how you
        concluded that you have no reportable segments. Fully explain to us how you applied the
        guidance from SFAS 131 in reaching your conclusion. Please be specific in supporting
        your position.

6.   We note the significance of your international operations. Please explain to us why it is
        not necessary to provide disaggregated geographic information under paragraph 38 of
        SFAS 131.

Form 10-Q as of September 30, 2007

Condensed Consolidated Statements of Cash Flows, page 5

7.   We see that you restated the cash flow statement to correct summarization errors between
        depreciation and fixed asset additions. Please tell how you concluded that you should not
        file an Item 4-02 Form 8-K.

8.   Please tell us whether the errors will affect the statements of cash flows presented in the
        Form 10-K for 2006. If so, please quantify the amounts involved and explain your
        conclusions regarding materiality.

9.   In future filings, please also identify each restated financial statement with the label
        "restated" at the top of the relevant column.

Mr. Scott Garrett
Beckman Coulter Inc.

Form 8-K dated October 30, 2007

10.   The discussion of operations presented in the earnings release does not consistently identify and describe financial measures determined according to GAAP with equal or greater prominence to non-GAAP financial measures. We refer, for instance, to the discussions of gross profit and research and development on page 2 of the earnings release. In future filings, please revise to more fully comply with the guidance from S-K Item 10(e)(1)(i)(A).

11.   We refer to the paragraph beginning "In this press release, the Company reported the following non-GAAP financial measures…" presented on page 5 of the release. The list of non-GAAP measures does not appear complete because the information presented on pages 11 and 12 discloses various additional non-GAAP financial measures. As well, you should provide separate disclosure about the usefulness and reasons for presentation for each non-GAAP financial measure disclosed. Please refer to S-K Item 10(e)(1)(i) and the related FAQ. Appropriately revise future earnings releases.

12.   We note that you present non-GAAP measures in the form of condensed consolidated statements of earnings. This format may be confusing to investors as it presents various non-GAAP captions and sub-totals which have not been individually described to investors. It is not clear whether management uses each of these non-GAAP measures; and, they maybe shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for _each_ non-GAAP measure presented with accompanying explanation about why you believe _each_ non-GAAP measure provides useful information to investors.

   *   To eliminate investor confusion, please remove the pro forma condensed consolidated statements of earnings from future earnings releases and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

   *   Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.

Mr. Scott Garrett
Beckman Coulter Inc.
November 8, 2007

13.   It appears that you may be disclosing EBITDA as a performance measure. If you are disclosing EBITDA as a performance measure: (1) tell us how your disclosure considers the guidance from questions 8 and 15 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and (2) tell us why you believe it is appropriate in your specific circumstances to present EBITDA as a performance measure.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Scott Garrett
Beckman Coulter Inc.
November 8, 2007
Page 6

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant